PRIMA BIOMED LTD

Level 7, 151 Maquarie Street

Sydney 2000

New South Wales

Australia

April 10, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Michael Rosenthall

    Jeffrey P. Riedler

RE:	Prima BioMed Ltd

    Registration Statement on Form 20-F (File No. 001-35428)

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form 20-F to become effective on April 12, 2012, at 4:00 p.m., Eastern Daylight Savings Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRIMA BIOMED LTD

/s/ MARTIN ROGERS
Martin Rogers
Chief Executive Officer